                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                        Sodexho Marriott Services, Inc.
                        -------------------------------
                                (Name of Issuer)


                         Common Stock, $1.00 par value
                         -----------------------------
                         (Title of Class of Securities)


                                   833793102
                                   ---------
                                 (CUSIP Number)


                                  May 4, 1998
                                  -----------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ] Rule 13d-1(b)

 [X] Rule 13d-1(c)

 [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.                          SCHEDULE 13G
         ---------------------

  (1)     NAME OF REPORTING PERSON    TRANSAMERICA CORPORATION

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  94-0932740

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ x ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware

          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER                         -0-
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER                  6,073,176*
  OWNED BY                     * See Note to Exhibit A
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER                    -0-
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER             6,073,176*
                               * See Note to Exhibit A
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    6,073,176*
          * See Note to Exhibit A
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                          9.8%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*                                        HC

          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.                          SCHEDULE 13G
         ---------------------

  (1)     NAME OF REPORTING PERSON    TRANSAMERICA INSURANCE CORPORATION
                                      OF CALIFORNIA
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  95-2634355

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ x ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION              California

          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER                         -0-
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER                  3,329,300*
  OWNED BY                     * See Note to Exhibit A
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER                    -0-
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER             3,329,300*
                               * See Note to Exhibit A
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    3,329,300*
          * See Note to Exhibit A
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                          5.4%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*                                   HC and IC

          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.                          SCHEDULE 13G
         ---------------------

  (1)     NAME OF REPORTING PERSON      TRANSAMERICA INVESTMENT SERVICES, INC.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  94-1632699

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ x ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION       Delaware

          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER                         -0-

  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER                6,073,176
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER                   -0-
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER           6,073,176

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                  6,073,176
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                 9.8%

          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*                                      IA

          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).       Name of Issuer.

                 Sodexho Marriott Services, Inc.

Item 1(b).       Address of Issuer's Principal Executive Offices.

                 10400 Fernwood Road, Bethesda, MD  20817

Item 2(a).       Name of Person Filing.

                 This statement is filed by Transamerica Corporation ("Transamerica"), Transamerica Investment Services, Inc. ("TIS") and Transamerica Insurance Corporation of California ("TICC").

Item 2(b).       Address of Principal Business Office or, if none, Residence.

                 The address of Transamerica is 600 Montgomery Street, San Francisco, CA 94111. The address of TIS and TICC is 1150 South Olive Street, Los Angeles, CA 90015.

Item 2(c).       Citizenship.

                 Transamerica and TIS are Delaware corporations. TICC is a California corporation.

Item 2(d).       Title of Class of Securities.

                 Common Stock, $1.00 par value ("Common Stock").

Item 2(e).       CUSIP Number.

                 833793102.

Item 3.          Type of Reporting Person.

                 Transamerica is filing this statement pursuant to Rule 13d-1(c). TIS and TICC are filing this statement pursuant to Rule 13d- 1(b). TIS is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. TICC is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934 and a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G).


Item 4.          Ownership.

                 Reference is hereby made to Items 5-9 and 11 of each of the cover pages to this statement, which items are incorporated by reference herein.

Item 5.          Ownership of Five Percent or Less of a Class.

                 Not applicable.

Item 6.          Ownership of More Than Five Percent on Behalf of Another
                 Person.

                 Transamerica may be deemed to be the beneficial owner of 6,073,176 shares of Common Stock, of which 742,600 shares are owned directly by Transamerica. The remaining 5,330,576 shares, including 1,916,276 shares owned for the benefit of non-affiliate investment advisory clients of TIS, are beneficially owned by direct and indirect subsidiaries of Transamerica.*

                 TIS is deemed to be the beneficial owner of 6,073,176 shares of Common Stock pursuant to separate arrangements whereby TIS acts as investment adviser to certain individuals and entities, including Transamerica Occidental Life Insurance Company ("Occidental") and Transamerica Life Insurance and Annuity Company ("TALIAC"), both of which are insurance companies as defined in Section 3(a)(19) of the Securities Exchange Act of 1934 and are subsidiaries of Transamerica. Occidental and TALIAC directly own 1,908,300 and 1,421,000 shares of Common Stock, respectively. Each of the individuals and entities for which TIS acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities purchased or held pursuant to such arrangements.

                 TICC is deemed to be the beneficial owner of the 3,329,300 shares of Common Stock beneficially owned by its subsidiary, Occidental, and by its indirect subsidiary, TALIAC.

                 To the knowledge of the Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

                 *See Note to Exhibit A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 Transamerica, which is a parent holding company under Rule 13d-1(b)(1)(ii)(G), is filing this Statement pursuant to Rule 13d- 1(c) and not pursuant to Rule 13d-1(d). The identity and Item 3 classification of its relevant subsidiaries are set forth on Exhibit A attached hereto and incorporated herein by reference.

Item 8.          Identification and Classification of Members of the Group.

                 Not applicable.

Item 9.          Notice of Dissolution of Group.

                 Not applicable.

Item 10.         Certification.

                 By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signatures


                 After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 14, 1998

                                        TRANSAMERICA CORPORATION



                                             /s/ RICHARD N. LATZER
                                        By _______________________________
                                             Richard N. Latzer
                                             Senior Vice President and Chief
                                             Investment Officer



                                        TRANSAMERICA INSURANCE CORPORATION
                                        OF CALIFORNIA



                                             /s/ RICHARD N. LATZER
                                        By _______________________________
                                             Richard N. Latzer
                                             Its Attorney-in-Fact



                                        TRANSAMERICA INVESTMENT SERVICES, INC.


                                             /s/ RICHARD N. LATZER
                                        By _______________________________
                                             Richard N. Latzer
                                             President and Chief Executive
                                             Officer

                 Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned, Transamerica Corporation, a Delaware corporation, Transamerica Insurance Corporation of California, a California corporation, and Transamerica Investment Services, Inc., a Delaware corporation, and each of them, hereby agree that the statement on Schedule 13G dated May 14, 1998, and any amendments thereto, are filed on behalf of each of them.


May 14, 1998

                                        TRANSAMERICA CORPORATION



                                             /s/ RICHARD N. LATZER
                                        By _______________________________
                                             Richard N. Latzer
                                             Senior Vice President and
                                             Chief Investment Officer



                                        TRANSAMERICA INSURANCE CORPORATION
                                        OF CALIFORNIA



                                             /s/ RICHARD N. LATZER
                                        By _______________________________
                                             Richard N. Latzer
                                             Its Attorney-in-Fact




                                        TRANSAMERICA INVESTMENT SERVICES, INC.


                                             /s/ RICHARD N. LATZER
                                        By _______________________________
                                             Richard N. Latzer
                                             President and Chief Executive
                                             Officer

                                   Exhibit A


                 Each of Occidental and TALIAC is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934. TICC is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934. TIS is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Each of the above entities is a direct or indirect wholly owned subsidiary of Transamerica.

                 Note: Management of the affairs of subsidiaries of Transamerica, including decisions respecting dispositions and/or voting of the shares of the Common Stock beneficially owned by such subsidiaries, resides in respective officers and directors of the subsidiaries and is not directed by Transamerica or other subsidiaries. Accordingly, the filing of this Schedule 13G by Transamerica is not intended as, and should not be deemed, an acknowledgment of beneficial ownership or shared voting or dispositive power by it of the shares of the Common Stock beneficially owned by its subsidiaries, and such beneficial ownership or attribution of shared voting or dispositive power is expressly disclaimed.